UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant To Section 13 or 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2015

ACE LIMITED

(Exact name of registrant as specified in its charter)

Switzerland	1-11778	98-0091805
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Baerengasse 32

CH-8001 Zurich, Switzerland

(Address of principal executive offices)

Registrant’s telephone number, including area code: +41 (0) 43 456 76 00

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

On June 30, 2015, ACE Limited (“ACE”), a company organized under the laws of Switzerland, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Chubb Corporation, a New Jersey corporation (“Chubb”), and William Investment Holdings Corporation, a New Jersey corporation and a wholly owned subsidiary of ACE (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Chubb, with Chubb continuing as the surviving corporation (the “Merger”) and a wholly owned indirect subsidiary of ACE. ACE’s Board of Directors (the “Board”) has, by unanimous vote, approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $1.00 per share (the “Chubb Common Stock”) of Chubb (other than certain excepted shares as described in the Merger Agreement) will be converted into the right to receive (i) 0.6019 common shares, par value CHF 24.15 per share, of ACE (the “ACE Common Shares”) and (ii) $62.93 in cash (together, the “Merger Consideration”), with cash payable in lieu of fractional shares.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each Chubb stock option, restricted stock unit award (including each performance-based restricted stock unit award) and deferred stock unit award that is outstanding immediately prior to the Effective Time will be automatically converted into a stock option, restricted stock unit award or deferred stock unit award, as applicable, relating to ACE Common Shares, the number of which will be determined in accordance with the adjustment mechanism set forth in the Merger Agreement, on the same terms and conditions as were applicable immediately prior to the Effective Time under such Chubb equity award.

Completion of the Merger is subject to certain closing conditions, including (i) receipt of required governmental approvals, including insurance regulatory approvals and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) approval by Chubb shareholders of the Merger Agreement, (iii) approval by ACE shareholders of the issuance of ACE Common Shares as part of the Merger Consideration, an increase in ACE’s authorized share capital, the election of four current directors of Chubb to the Board, effective as of the Effective Time, and an increase in the aggregate compensation for members of the Board in connection with the election of the new directors, (iv) the Securities and Exchange Commission (the “SEC”) declaring effective the Form S-4 to be filed by ACE with respect to the ACE Common Shares to be issued pursuant to the Merger Agreement, (v) the ACE Common Shares to be issued in connection with the Merger being approved for listing on the New York Stock Exchange and (vi) other customary closing conditions. In addition, each party’s obligation to consummate the Merger is subject to the condition that the required governmental approvals have been obtained without the imposition of a “Materially Burdensome Regulatory Condition” (as defined in the Merger Agreement). The consummation of the Merger is not subject to a financing condition.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants providing for both parties to use their respective reasonable best efforts to obtain required regulatory approvals and for Chubb

(i) not to, subject to certain exceptions, initiate, solicit or engage in negotiations with third parties relating to an alternative business combination transaction, (ii) to call and hold a special meeting of Chubb’s shareholders to approve the Merger Agreement and, subject to certain exceptions, not to withdraw the recommendation of the Board of Directors of Chubb that the Chubb shareholders approve the Merger Agreement and (iii) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time.

The Merger Agreement also includes covenants requiring ACE to, among other things, (i) call an extraordinary general meeting of ACE’s shareholders to approve the matters described above, (ii) as promptly as practicable after the Effective Time, in conjunction with its integration plan, to begin using the brand and marketing names of Chubb and submit to its shareholders an amendment to its Articles of Association to change its name from ACE Limited to Chubb Limited and (iii) following the Effective Time, to maintain substantial operations and manage the majority of its and its subsidiaries’ North American division-related headquarter functions in Warren, New Jersey.

The Merger Agreement contains certain termination rights, including, among others, the right of either party to terminate the Merger Agreement if the Merger does not occur by June 30, 2016 and the right of ACE to terminate the Merger Agreement due to the withdrawal or adverse change of the recommendation by the Board of Directors of Chubb. If the Merger Agreement is terminated by Chubb or ACE, in certain circumstances described in the Merger Agreement, a termination fee equal to $930,000,000 will be payable by Chubb to ACE.

The representations, warranties and covenants of each of ACE, Merger Sub and Chubb contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by confidential disclosures made by the parties in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures by the parties. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that ACE and Chubb file with the SEC.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this Current Report on Form 8-K, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the Merger Agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE Common Shares in connection with the Merger; the failure to satisfy other conditions to completion of the Merger, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the Merger will not be realized, or will not be realized within the expected time period; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the SEC that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE intends to file a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This Current Report on Form 8-K is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

Item 9.01.	Financial Statements, Pro Forma Financial Information and Exhibits

(d)	Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, by and among ACE Limited, William Investment Holdings Corporation and The Chubb Corporation, dated as of June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACE LIMITED
(Registrant)

By:	/s/ Philip V. Bancroft
Philip V. Bancroft
Executive Vice President and Chief Financial Officer

Date: July 7, 2015

EXHIBIT INDEX

Number	Description	Method of Filing

2.1	Agreement and Plan of Merger, by and among ACE Limited, William Investment Holdings Corporation and The Chubb Corporation, dated as of June 30, 2015.	Filed herewith